601 Lexington Avenue
New York, New York 10022

William B. Sorabella
To Call Writer Directly:	(212) 446-4800
(212) 446-4932		Facsimile:
william.sorabella@kirkland.com	www.kirkland.com	(212) 446-6460
December 2, 2010
Via EDGAR and FedEx
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

Attention:	Larry Spirgel Jonathan Groff

Re:	K12 Inc. Amendment 1 to Preliminary Proxy Statement Filed November 5, 2010 File No. 001-33883
Dear Messrs. Spirgel and Groff:
     On behalf of our client, K12 Inc. (the “Company”), we are submitting this letter in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated November 16, 2010 with respect to the Company’s Preliminary Proxy Statement (the “Proxy Statement”), as amended by Amendment No. 1 thereto, that was filed with the Commission on November 5, 2010, together with a revised version of the Proxy Statement (the “Amended Proxy Statement”), as amended by Amendment No. 2 thereto. The Amended Proxy Statement incorporates the Company’s responses to the comments from the Staff and certain other updating and conforming changes.
     The text of the Staff’s comments has been included in this letter in bold for your convenience, and the Company has numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, the Company’s response to each of the numbered comments is set forth immediately below each numbered comment. All page numbers in the responses below refer to the Amended Proxy Statement, except as otherwise noted.
Chicago     Hong Kong      London      Los Angeles      Munich      Palo Alto     San Francisco     Shanghai     Washington, D.C.

Securities and Exchange Commission
Division of Corporation Finance
December 2, 2010

Opinion of Duff & Phelps, LLC, page 29
1.	We note your responses to comments six, eight and nine from our letter dated October 27, 2010 and are unable to agree. As Note A to Schedule 14A makes clear, shareholders do not have to be asked to vote on a merger for Item 14 information to be material to shareholders’ voting decisions if the matter that shareholders are being asked to approve is intrinsically connected to the merger. Without shareholder action, this negotiated transaction could not have taken place due to NYSE requirements. The fact that the vote will take place after the merger does not eliminate the shareholders’ role in the transaction. We especially note the significant affect non-approval may have on the capital structure of the company. Therefore, please revise your Proxy Statement to provide the information required by comments six, eight and nine.

Response:
          In response to the Staff’s comment, the Company has revised the Proxy Statement to address each of the matters raised by the prior comments to which the Staff refers. In particular:
          With respect to Comment #6 from the Staff’s letter dated October 27, 2010, the Company has revised the descriptions of Duff & Phelps, LLC as the Company’s financial advisor to make clear that the engagement by the Company in that capacity was limited to the rendering of the fairness opinion. Additional disclosure regarding this engagement appears on page 27 under the heading “Background of the Acquisition” and on page 29 under the heading “Opinion of Duff & Phelps, LLC”. The Company has also made clear in the disclosure that the due diligence services for which Duff & Phelps, LLC was retained by the Company were an unrelated matter pursuant to a separate engagement and that they only related to routine due diligence matters. This information also appears in the Proxy Statement under the heading “Opinion of Duff & Phelps, LLC”. In addition, in response to the Staff’s comment, the Company hereby confirms that there are no other reports materially related to the acquisition of KDCL that would be required to be presented in the Proxy Statement under the requirements of Item 1015(b) of Regulation M-A.
          With respect to Comment #8 from the Staff’s letter dated October 27, 2010, the Company and Duff & Phelps, LLC have revised the section of the Proxy Statement entitled “Opinion of Duff & Phelps, LLC” in its entirety to describe in detail the opinion rendered by Duff & Phelps and the analyses undertaken by it in connection with rendering its opinion. The additional disclosure begins on page 29.

Securities and Exchange Commission
Division of Corporation Finance
December 2, 2010

          With respect to Comment #9 from the Staff’s letter dated October 27, 2010, the Company has revised the Proxy Statement to disclose the material estimates and forecasts provided to Duff & Phelps, LLC and explained the bases upon which they were prepared. The additional disclosure appears in the new section entitled “Projected KCDL Financial Information” beginning on page 35.
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     We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or need any additional information, please feel free to contact the undersigned at (212) 446-4932, at your earliest convenience.

Sincerely,
/s/ William B. Sorabella

William B. Sorabella

cc:	Howard D. Polsky, K12 Inc. Bradley Helms, Latham & Watkins LLP